April 30, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. W. John Cash
Branch Chief

Re: RPM International Inc.
Form 10-K for the Fiscal Year Ended May 31, 2011
Filed July 27, 2011
Definitive Proxy Statement on Schedule 14A
Filed August 30, 2011
File No. 1-14187

Dear Mr. Cash:

On behalf of RPM International Inc. (the “Company”), this letter responds to the comment the Company received from the U.S. Securities and Exchange Commission, Division of Corporation Finance (the “Commission”), dated April 17, 2012. For your convenience, we have repeated your comment in italics, and the Company’s response is set forth immediately below the Commission’s comment.

Form 10-K for the Fiscal Year Ended May 31, 2011

Financial Statements

Note O — Contingencies and Other Accrued Losses, page 60

SEC Comment #1:

We note your response to our prior comment number four. In addition to the indicative information you propose to disclose in future filings, please also disclose the following related to your warranty reserves:

•	Identify the specific product or products which represent the majority of your warranty claims.

Securities and Exchange Commission

April 30, 2012

•

Expand your disclosures to address the elements considered in the Interpretive Response to Question 3, of SAB Topic 5:Y, including: the number of claims pending at each balance sheet date, the number of claims filed for each period presented, the number of claims dismissed, settled or otherwise resolved for each period and the average settlement amount per claim.

•	Provide expanded accounting policy disclosure describing your methods for determining and the key elements of your accrual, similar to the information you provide in your response.

Response:

In response to the first two bullet points included above, the Company notes that there is no specific product or products that represents the majority of its consolidated warranty reserve. However, if in the future a specific product or products come to represent a majority of the Company’s consolidated warranty reserve, the Company will expand its disclosures consistent with this comment. Further, the Company notes that the warranty claims identified by its various businesses are not similar in nature and generally result in a wide range of possible costs to resolve each claim. While the Company’s businesses utilize the claims history unique to its products in appropriately establishing warranty reserves in accordance with GAAP, none of the Company’s claims is individually material.

In relation to the final bullet point included above, the Company respectfully notes that it has expanded its accounting policy disclosure beginning with its third quarter Form 10-Q, which it filed on April 5, 2012, to include the information requested by the Staff in its previous request.

We hope that this letter is responsive to your comment. Should you require further information or if there are any questions concerning the response set forth above, please do not hesitate to contact me or, in my absence, Gregory S. Harvey ((216) 622-8253; gharvey@calfee.com).

Very truly yours,

/s/ John J. Jenkins
John J. Jenkins

cc:	Russell L. Gordon

Edward W. Moore

Thomas F. McKee